FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   May 2, 2003

                        Commission File Number 001-16625


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X     Form 40-F
                                  -------           ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No    X
                                -------       -------

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-______

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         In the fourth quarter of 2002, we acquired 97.38% of the outstanding shares in Cereol S.A. from Edison S.p.A. and Cereol's public shareholders for a total of (euro)799.9 million in cash (net of cash of Cereol acquired of (euro)95 million). Cereol is engaged in the processing of oilseeds and the production of edible oils and soy ingredients in Europe and North America. Cereol's results of operations have been included in our consolidated financial statements since October 1, 2002. We financed the Cereol acquisition with available cash and borrowings. See our annual report on Form 20-F for the year ended December 31, 2002 for more detail on the Cereol acquisition.

         In April 2003, we acquired the remaining outstanding shares of Cereol we did not already own for (euro)21.5 million in cash. The unaudited pro forma consolidated financial information presented below does not take into account the acquisition of the remaining Cereol shares in April 2003.

         The cost to acquire Cereol has been preliminarily allocated to the assets acquired and liabilities assumed, according to estimated fair values. The preliminary allocation can be found in Note 2 to our consolidated financial statements contained in our annual report on Form 20-F for the year ended December 31, 2002. The preliminary allocation is subject to adjustment as we are in the process of obtaining third-party valuations of property, plant and equipment, intangible assets and investments as well as completing the integration of the acquisition. The acquisition is being accounted for using the purchase method under Statement of Financial Accounting Standards No. 141, Business Combinations.

         The unaudited pro forma consolidated financial information below consists of a pro forma consolidated statement of income for the year ended December 31, 2002, which gives effect to the Cereol acquisition as if it had been consummated as of January 1, 2002. No pro forma consolidated balance sheet is presented as Cereol's results are reflected in our consolidated balance sheet as of December 31, 2002 contained in our annual report on Form 20-F for the year ended December 31, 2002.

         The unaudited pro forma consolidated financial information presented below does not purport to represent what our consolidated results of operations actually would have been if these transactions had occurred as of the dates indicated or what our results will be for any future periods. The unaudited pro forma consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the following information contained in our annual report on Form 20-F for the year ended December 31, 2002:

         o    our audited consolidated financial statements;

         o    Cereol's French GAAP audited consolidated financial statements;

         o the audited reconciliation of Cereol's French GAAP net income, total assets and shareholders' equity to U.S. GAAP; and

         o    "Item 5. Operating and Financial Review and Prospects."

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                                            For the Year Ended December 31, 2002
                                                            --------------------------------------------------------------------
                                                              Bunge                              Pro Forma           Pro Forma
                                                            Limited(a)         Cereol(b)        Adjustments         Consolidated
                                                            ----------        ----------        -----------         ------------
                                                                           (US$ in millions, except per share data)
Net sales............................................       $   14,074        $    3,164        $       -            $   17,238
Cost of goods sold...................................           12,743             2,784                -                15,527
                                                            ----------        ----------        ----------           ----------
Gross profit.........................................            1,331               380                -                 1,711
Selling, general and administrative expenses.........              592               252                -                   844
                                                            ----------        ----------        ----------           ----------
Income from operations...............................              739               128                -                   867
Non-operating income (expense) - net.................             (255)              (23)              (41)(c)             (319)
                                                            ----------        ----------        ----------           ----------
Income from operations before income tax and
   minority interest.................................              484               105               (41)                 548
Income tax (expense).................................             (104)              (37)               14 (d)             (127)
                                                            ----------        ----------        ----------           ----------
Income from continuing operations before minority
   interest..........................................              380                68               (27)                 421
Minority interest....................................             (102)                1                (1)(e)             (102)
                                                            ----------        ----------        ----------           ----------
Income before cumulative effect of change in
   accounting principles.............................       $      278        $       69        $      (28)          $      319
                                                            ==========        ==========        ==========           ==========
Earnings per common share-basic:
   Income from continuing operations.................       $     2.90                                               $     3.33
                                                            ==========                                               ==========
Earnings per common share-diluted:
   Income from continuing operations.................       $     2.88                                               $     3.30
                                                            ==========                                               ==========
Weighted average number of common shares outstanding:
   Basic.............................................       95,895,338                                               95,895,338
   Diluted...........................................       96,649,129                                               96,649,129


NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION:

(a) Bunge's income statement amounts were derived from our audited consolidated financial statements for the year ended December 31, 2002 contained in our annual report on Form 20-F for the year ended December 31, 2002.

(b) Cereol's income statement amounts were derived from its French GAAP audited consolidated financial statements for the nine months ended September 30, 2002 contained in our annual report on Form 20-F for the year ended December 31, 2002, adjusted for the U.S. GAAP adjustments to net income identified in the notes to the financial statements. The figures also reflect statement of income classification differences between French GAAP and U.S. GAAP. Amounts have been translated from Euros to U.S. dollars at period average rates for 2002 which, for the nine months ended September 30, 2002, resulted in an average rate of 1 Euro = 0.93 U.S. dollars.

(c) Adjustment represents the interest expense on the debt borrowed to finance the acquisition, as if the debt were borrowed on January 1, 2002. This interest expense was determined on the stated interest rate on debt of $833 million used to finance this acquisition.

(d) Adjustment represents the tax effect, calculated using the statutory rate of 35% in effect during the period, of the interest expense adjustment discussed in (c) above.

(e) Adjustment represents the recording of the 2.62% minority interest in Cereol that we had not acquired as of December 31, 2002 in the earnings of Cereol for the nine months ended September 30, 2002.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 2, 2003                             BUNGE LIMITED



                                              By:  /s/ William M. Wells
                                                 -------------------------------
                                                 William M. Wells
                                                 Chief Financial Officer